UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING NTT COMMUNICATIONS’ ACQUISITION OF PACIFIC CROSSING LIMITED

On May 25, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding NTT Communications’ acquisition of Pacific Crossing Limited. NTT Communications is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 26, 2009

May 25, 2009

Company Name:	Nippon Telegraph and Telephone Corporation

Representative:	Satoshi Miura,

President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding NTT Communications’ Acquisition of Pacific Crossing Limited

NTT Communications, one of the subsidiaries of Nippon Telegraph and Telephone Corporation (“NTT”), announced that it concluded a contract with the shareholders of Pacific Crossing Limited (“PCL”), operator of the PC-1 transpacific cable network, to purchase all issued shares of PCL as described in the attachment.

This acquisition has no material effect on NTT’s consolidated financial results.

For further information, please contact:
Kei Anzai or Ken Araki
Investor Relations Office
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

2009-R011

May 25, 2009

NTT Com to Acquire Pacific Crossing Limited

NTT Communications (NTT Com) announced that it has concluded a contract with the shareholders of Pacific Crossing Limited (PCL), operator of the PC-1 trans-Pacific cable network, to purchase all issued shares of PCL, including from Strategic Value Master Fund Ltd., the major stockholder. The deal is expected to be finalized in the near future upon approval by government agencies and completion of regulatory procedures.

PC-1, measuring 21,000 km and having a capacity of 3.2 terabits per second, uses a ring configuration to connect Japan and the United States with two landing stations on each side (please see attachment).

The acquisition of PCL will enable NTT Com to strengthen its trans-Pacific cable capacity and reliability and thereby better meet customer demand for data communication between Japan, the rest of Asia and the United States.

#   #   #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Mr.) Koji Yamamoto or (Mr.) Tetsu Nakata
NTT Communications
Global Business Division
Tel. +81 3 6733 8120
Email: marketing-gl@ntt.com

Attachment: PC-1 Trans-Pacific Cable Network

Japan

Ajigaura

Shima

Harbour Pointe, Washington

United States

Grover Beach, California